2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax
December 10, 2010

Mr. Lyn Shenk, Branch Chief	BY EDGAR AND MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Polaris Industries Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 01-11411
Dear Mr. Shenk:
     On behalf of Polaris Industries Inc. and its wholly owned subsidiaries (collectively, the “Company” or “Polaris”), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2010. For ease of reference, the Company’s responses are numbered to correspond to the order of the comments in your letter.
Form 10-K for Fiscal Year Ended December 31, 2009
Comment:
1.	Refer to your response to our prior comment number 5. You tell us that you have identified three operating segments: snowmobiles, off road vehicles and on road vehicles. You state that in your review of the economic characteristics of these operating segments that many operating expenses were not allocated to the operating segments, and this caused you to focus on gross profit percentage as the measure for economic characteristics. However, we note in the information reported to the CODM that you supplementally provided to us that a number of expenses have been allocated to each segment such that there are three different levels of profitability (that is, gross margin, gross profit and operating profit) presented for each segment. Please clarify.

Securities and Exchange Commission
December 10, 2010

Response:
     We supplementally clarify that while there are three different profitability subtotals in the information reported to the CODM that we provided to the Staff, gross profit is the primary measure utilized by the CODM to allocate resources within and among operating segments. Similarly, the Company believes that gross profit is the most appropriate and meaningful measure to help users of Polaris’ financial information best understand its performance and prospects for future net cash flows and, as a result, make informed judgments about the Company as a whole. Also, gross profit is the measure that is consistent with the external reporting of the Company as a whole.
     The gross margin subtotal shown in the CODM reports is calculated utilizing only revenue and standard costs, which are primarily based on the manufacturing bill of materials for the products being produced. The gross margin number is viewed as an intermediate subtotal in the calculation of gross profit.
     While the gross margin calculation is useful, the gross profit calculation is more detailed and, therefore, considered the most meaningful metric across each of the operating segments. The gross profit measurement reflects the adjustments from standard cost to actual cost, including manufacturing variances such as purchase price and labor rate variances and currency impacts on the purchase of component parts utilized in the manufacturing process. In addition, warranty costs, co-operative advertising programs and tooling amortization and expenses related to each product line are also considered in the calculation of gross profit.
     With respect to operating expenses, the reporting that the CODM receives does not include a full allocation of the Company’s total operating expenses to the operating segments. Less than a third of our total operating expenses are specifically attributed to the operating segments. Only certain specific identifiable costs for each product line such as engineering project costs, advertising costs and administrative costs directly related to the management of that product line are attributed to the operating segment’s respective income statement. The vast majority of the remaining operating expenses are not individually allocated to the three product segments because the operating segment management has no direct control or responsibility for those costs. Those non-allocated operating expenses include the costs of the common sales and marketing organizations in North America and our international subsidiaries; common corporate sales and marketing costs; corporate functions such as management/administration, finance, human resources, legal and information systems and technology; and the costs of stock-based incentive compensation and short-term incentive compensation. The Company focuses on managing these common organizational costs at the corporate level to provide the greatest impact to the overall Company, which we believe is most meaningful to the CODM and external users of the information.

Securities and Exchange Commission
December 10, 2010

Comment:
2.	You state in the response that the economic characteristics of these operating segments were determined to be similar in that the gross profit characteristics of the three operating segments were similar when viewed over an extended time. However, it appears from the information reported to the CODM that the profitability percentage for all three levels of profitability consistently differs materially between the segments in each of the two historical periods presented therein. We further note from this information that the sales trend for the snow product appears to be dissimilar from that of the other segments. Based on the preceding, please clarify for us how you conclude that the economic characteristics are similar between your operating segments sufficient for aggregation into one reportable segment.
Response:
     We supplementally advise the Commission Staff that the economic characteristics of the Company’s operating segments are similar when viewed over a time period longer than the eight months shown in the CODM reports provided to the Staff. By analyzing both historical as well as expected results for future periods, we are confident in our assessment that the Company’s operating segments shared similar economic characteristics when measured over a period of years, rather than months. Accordingly, we believe that the current presentation of segment information permits the users of the Company’s financial statements to better understand our performance and make informed judgments about our prospects.
     The Commission Staff is correct in noting that the profitability percentage differs between the segments in each of the two historical periods included in the information provided to the Staff. However, it is important to point out that the information provided to the Staff was intended only to provide a sample of the financial information regularly provided to the CODM and that the eight-month periods included in that sample report represent a very short period of time that we do not believe is representative of longer-term trends. Paragraph 280-10-55-7A indicates that operating segments are considered to be similar if they can be expected to have essentially the same future economic characteristics. Therefore, the similarity of the economic characteristics should also be evaluated based on both historical and future expectations rather than only on the Company’s most recent operating performance.
     We believe that notwithstanding certain recent differences in the gross profit percentages for the Company’s segments, the economic characteristics of the segments are expected to have similar gross profit percentages in the future. An example of a recent short-term result that we do not believe reflects longer-term expectations is the most recent sales trend in the Snowmobile operating segment, which for the eight month year-to-date 2010 data shows a reduction in sales of 6% compared to the same period in 2009. Due to the seasonal nature of the snowmobile production cycle, the year-to-date August sales represent less than one-third

Securities and Exchange Commission
December 10, 2010

of the anticipated full calendar year 2010 snowmobile shipments to dealers. The reduced sales trend in snowmobiles for the first eight months of 2010 is due to timing of production and shipments within the year as the Company will make shipments of snowmobiles to dealers in calendar year 2010 closer to the snowmobile retail selling season to consumers, which primarily occurs between October and March of each year.
     The Company’s publicly-stated strategic objective is to grow annual sales to $3.0 billion and expand net margins to 8.0% by 2014, which is based on the expectation that all three operating segments will have similar gross profit percentages in the future. Based on our longer-term analysis of both historical and forward-looking information, we believe that separate reporting of segment information would not help users of the Company’s financial statements better understand its performance, better assess its prospects for future net cash flows, or make more informed judgments about Polaris as a whole.
Comment:
3.	Your statement in the response that the class of customer for the products of the three operating segments is essentially the same because they are “used by outdoor enthusiasts in a recreational or utilitarian manner in a work setting” appears to be overly broad. It appears to us that each product has a specific purpose, the utility of which is largely dictated by the time of the year and weather conditions (for example, the need for snow in the winter for the snow product). In connection with this, it does not appear to us that the demand for any one of your products is dependent upon or linked to the demand of any of your other products.

We also note from the information reported to the CODM that you report discrete financial information for the parts, garments and accessories (“PG&A”) division, and it includes the three different levels of profitability indicated above. We presume that you report PG&A distinctly for the purpose of assessing its performance specifically. From this information, it appears that the profitability percentages for all three levels of profitability consistently differs materially from those of the above identified operating segments in each of the two historical periods presented. It also appears to us that the production or procurement process for garments and for some accessories is dissimilar from that of the products of the operating segments.

The objective of requiring disclosures about segments stated in ASC 280-10-10-1, in part, is to help users (a) better understand an entity’s performance, (b) better assess its prospects for future net cash flows, and (c) make more informed judgments about the entity as a whole. Based on the information available to us, it appears that presenting each operating segment and the PG&A division as separate reportable segments would satisfy this objective in your circumstances. Please advise. In regard to PG&A, you state that it is integral to the product line to which it relates and that PG&A products are economically tied to the

Securities and Exchange Commission
December 10, 2010

wholegoods product because the PG&A products could not exist without the wholegoods product and the wholegoods product line requires PG&A to support products in the hands of consumers. In this regard, we note that such a relationship is not a basis in ASC 280-10 to aggregate operating segments into a reportable segment. Furthermore, it appears that investors would be interested in knowing the extent to which PG&A supports your overall performance on the same basis as your CODM.
Response:
Polaris’ type or class of customer supports aggregation of the segments:
     We supplementally clarify for the Commission Staff that we believe that the class of customers for Polaris products (at both the distributor and end customer level) is essentially the same for the following reasons:
     1. The Company’s off-road vehicles, snowmobiles and motorcycles are largely sold through an independent dealer distribution network that in most cases carry more than one of our product lines and in many cases carry all of the Polaris product lines (including the associated PG&A).
     2. The marketing and promotional programs offered to the dealer network are similar across all product lines and Polaris services its dealers in both North America and international markets with a common sales force that represents all of the product lines.
     3. The end consumer customer base of Polaris products is also similar in many ways. The demographics of the typical customer for all our products are remarkably similar: primarily a married male, approximately 43 to 47 years old on average, with a median annual household income of approximately $60,000 to $100,000. Marketing to these customers is also similar for all product lines as the Company advertises in outdoor enthusiast publications and promotes events that its customer demographic likes to attend such as football, basketball, hockey, NASCAR races and other outdoor events.
     4. Our end consumer customer base requires that our products meet two basic types of applications: a) recreation riding and b) utility/work applications, including basic transportation and carrying heavy loads. The products utilized for recreation riding tend to emphasize acceleration, precise steering and handling, and suspension technologies that emphasize nimbleness and a smooth ride. This is true for snowmobiles and recreational off-road vehicles as well as certain models of motorcycles. To achieve these characteristics, similar designs and technologies are leveraged across the product lines for engines, suspensions, and chassis design. The second application required by our consumer customers relates to utility and work applications, including transporting people and/or heavy loads. These types of vehicles are designed with more powerful but slower accelerating engines, larger and more robust cargo carrying spaces, the ability to carry multiple passengers and suspensions that are designed to ensure stability while carrying heavy loads.

Securities and Exchange Commission
December 10, 2010

These characteristics are present on the more utility type off-road vehicles, snowmobiles and certain touring motorcycles. While it is true that snowmobiles are usually utilized in a setting where there is snow or ice, it is also true that off-road vehicles are also often used in a number of consumer activities where snow and/or ice are present.
     Therefore, based on the many customer parallels described above, we are confident in our assessment that the class of customer is similar for all our product lines such that it meets the intent of that criteria under ASC 280.
Potential representation of PG&A as a separate reportable segment:
     We supplementally advise the Commission Staff that we continue to believe that presenting each operating segment and the PG&A division as separate reportable segments would not help users of the Company’s financial statements to better understand our performance or better assess our prospects for future net cash flow or make more informed judgments about Polaris as a whole. As we have previously communicated to the Commission Staff, the Company treats the PG&A business as an integral part of the wholegood products and we do not view PG&A as a separate operating segment. The CODM makes operating and resource allocation decisions based on financial information that combines the results for a wholegoods product line with the associated PG&A results. While we do report sales for the wholegood product lines and PG&A separately for external reporting purposes, operating reports detailing gross margin, gross profit and operating margin for the wholegood product lines, excluding the associated PG&A, is not gathered or published as part of the normal processes within the Company and therefore not utilized by the CODM. We have made a very intentional decision that PG&A should be included within the product line financial reporting, which is consistent with the manner in which product line businesses are managed. As explained below, the design and packaging of our many features and options into the wholegood models can be constructed and marketed in different configurations and we want the PG&A function to act to complement, rather than compete with, the product line business units.
     Most accessories can be and are sold as part of the complete wholegood product. The Company regularly markets upscale “limited edition” models that incorporate many of the accessories as factory-installed into the final product for each of our product lines. Examples of these accessories include winches, cabs, windshields, wheels and tires, storage racks and bags, and shock absorbers. When certain wholegood models include the accessories on a “limited edition” basis, the sales price for the accessories are included in the wholegood line in the financial reports, not within the PG&A sales line. If a more basic model is sold to the dealer and the consumer later decides to purchases the upgrade accessory from a dealer, the accessory sale would be recorded in the PG&A sales line. In both examples, whether factory installed or sold and installed by the dealer after the initial sale to the consumer, the respective accessory is being procured from the same vendor or produced in-house, using the same tooling and manufacturing processes. With respect to the procurement processes for garments, we note that garments sales represent less than 1% of Polaris’ total sales and less than 4% of total PG&A sales, and therefore, for this discussion is not a meaningful part of the PG&A business.

Securities and Exchange Commission
December 10, 2010

     While the Commission Staff has observed that multiple levels of profitability are shown in the CODM reporting on PG&A activities, please note that the gross margin, gross profit and operating margin information is incomplete when separated from the finished wholegoods product financial information. Neither the PG&A gross margin nor gross profit include any allocation of costs incurred or investments made by Polaris to produce or purchase many of the parts and accessories that are included in the PG&A sales. The secondary view for PG&A also does not include any warranty costs or engineering costs to design and test parts and accessories. The CODM understands these limitations, which is one of the reasons that this is viewed as secondary and supporting financial information rather than an operating segment. The CODM further views the PG&A operation more as a function to be managed than a separate operating segment and receives reporting about that function just as it receives reports measuring the efficiency of other functions within our organizational matrix.
***
     In responding to the Commission Staff’s questions and comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the Commission Staff finds this letter to be fully responsive to the remaining concerns raised in your November 10, 2010 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,
/s/ Michael W. Malone
Michael W. Malone,
Vice President—Finance and Chief Financial Officer

cc:	Scott W. Wine Stacy L. Bogart Steven C. Kennedy